UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 28, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

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82 - ☐

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

December 28, 2006	For Immediate Release

NEWS RELEASE

GREAT PANTHER RECEIVES NI43-101 RESOURCE ESTIMATE FOR TOPIA MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that Wardrop Engineering (Wardrop) of Vancouver, B.C. has delivered a NI43-101 compliant resource estimate for the Company’s Topia Silver-Lead-Zinc Mine in northwestern Durango State, Mexico. Using a US$60 Gross Metal Value (GMV) cut-off grade, Wardrop estimates that the Animas, Argentina, La Dura, and Madre veins, plus several parallel veins (categorized as 'other') together contain a Measured Mineral Resource of 53,500 tonnes grading 493g/t silver (Ag), 0.882g/t gold (Au), 4.89% lead (Pb), and 4.44% zinc (Zn), with a GMV of US$256 per tonne, an Indicated Resource of 111,500 tonnes grading 473g/t silver, 0.860 g/t gold, 4.86% lead, and 4.53% zinc, with a GMV of US$253 per tonne, and an Inferred Mineral Resource of 71,700 tonnes grading 443g/t silver, 0.686 g/t gold, 4.31% lead, and 4.02% zinc, with a GMV of US$229 per tonne. GMV was calculated using average October 2006 metal prices as noted at Kitco.com, an estimated dilution of 33%, and payable metal recoveries as noted below. The US$60 GMV cut-off grade was derived from estimated mining and milling costs of US$45/tonne, concentrate shipping cost of US$5/tonne, and US$10/tonne overhead cost. The resource was prepared by Ordinary Kriging and carried out in 3 passes. Specific Gravity (SG) for the veins was estimated by inverse distance weighted to the second power.

Topia Mine Mineral Resources - Capped Model, diluted, and with a cut off of $US60 GMV* by Wardrop

ROCKGROUP	GRADEGROUP	Tonnage	AG	AU	PB	ZN	GMV	CLASS
		T	Grade	Grade	Grade	Grade	Grade	Grade
ANIMAS	MEAS > $60	7.032	309.498	2.727	3.07	4.96	228.33	1.0
	IND >$60	13.983	267.028	2.449	3.12	4.83	214.03	2.0
	INF > $60	5.163	179.155	2.449	2.95	4.80	192.63	3.0
ARGENT	MEAS > $60	37.300	554.834	0.546	5.43	4.23	266.99	1.0
	IND >$60	71.828	545.541	0.484	5.32	4.09	260.42	2.0
	INF > $60	49.323	534.426	0.368	4.76	3.58	240.79	3.0
DURA	MEAS > $60	4.359	303.460	1.068	3.15	5.52	221.88	1.0
	IND >$60	15.545	329.391	1.166	3.98	5.62	238.64	2.0
	INF > $60	14.720	236.709	1.086	3.45	4.90	197.61	3.0
MADRE	MEAS > $60	2.639	307.239	0.777	1.55	4.02	172.89	1.0
	IND >$60	6.435	346.255	1.117	2.22	5.70	226.18	2.0
	INF > $60	2.115	371.703	1.061	2.40	6.01	239.28	3.0
OTHER	MEAS > $60	2.205	628.553	0.440	8.94	4.58	323.64	1.0
	IND >$60	3.662	673.391	0.414	10.81	5.38	368.06	2.0
	INF > $60	0.375	620.060	0.478	8.03	4.48	311.18	3.0
Total Measured		53.5	493	0.882	4.89	4.44	256
Total Indicated		111.5	473	0.860	4.86	4.53	253
Total Meas + Ind		165.0	480	0.867	4.87	4.50	254
Total Inferred		71.7	443	0.686	4.31	4.02	229

capping level			Ag	Au	Pb	Zn
			2000	6.000	20.0	20.0

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*Gross Metal Value (GMV) was calculated using average October 2006 metal prices (Kitco.com) of Ag US$11.56/oz, Au US$585/oz, Pb US$0.69/lb, and Zn US$1.73/lb, metal recovery factors (i.e. payable after smelter charges) of 76.4% for Au, 76.6% for Ag, 83.1% for Pb and 68.3% for Zn and an estimated dilution of 33% for all veins.

The resource estimated by Wardrop was based upon a combination of surface exploration drilling completed on the property by Great Panther during 2004 and 2005 (29 diamond drill holes) and 753 underground samples taken between 2004 and October 2006, in conjunction with 3,883 underground samples from the Peñoles database. The complete NI43-101 report on the Topia Mine will be posted on SEDAR and on the Great Panther web-site as soon as a final copy is received from Wardrop.

The three categories of the new resource were defined, in part, according to sample density and distance between sample points. Much of the Inferred category comes from widely spaced diamond drill intercepts and several of Great Panther's holes fall outside of the search parameters such that more detailed drilling will be required in order to determine if these blocks can be included in future resource estimations. At present, these areas can only be considered to have 'geological potential'.

Wardrop used GMV rather than silver equivalents due to the high value of base metals in the mineralization, reflecting current commodity prices. Silver equivalents can be calculated by dividing the GMV above by the silver price of US$11.56 used in the estimation. Doing this would yield a total Measured Resource of 1,185,219oz of Ag Equivalent, an Indicated Resource of 2,440,384oz of Ag equivalent, and an Inferred Resource of 1,418,900oz of Ag Equivalent. The following table indicates the amount of each of the four commodities represented by the Wardrop resource figures.

Payable Metal from Wardrop Resource:

Category	Ag ozs	Au ozs	Pb lbs	Zn lbs	Ag Eq grade (oz/t diluted)	Ag Eq ozs (total)
Measured Resources	848,584	1,518	5,858,988	5,319,835	22.14	1,185,219
Indicated Resources	1,695,588	3,083	12,135,379	11,315,905	21.90	2,440,384
Inferred Resources	1,022,111	1,582	6,921,932	6,451,895	19.79	1,418,900

In order to bring these resources into a reserve category, Wardrop would have to conduct a more detailed analysis of the costs at the Topia Mine and this will be carried out in 2007. Given the large difference between the value per tonne and the estimated operating costs, the Company expects a very high conversion rate of resources to reserves once this is completed.

Great Panther commenced production at Topia in December 2005 and has gradually increased the throughput at the plant to the current 160 tonnes per day. Production in Nov 2006 was 3,038.02 tonnes with a head grade of 367 g/t Ag, 0.83g/t Au, 3.68% Pb and 4.3% Zn. The company expects 2006 Topia mine production to be approximately 22,500 tonnes grading 337 g/t Ag, 0.68g/t Au, 3.23% Pb and 3.95% Zn. Production projections for 2007 should be ready by the end of January 2007 but they are expected to be more than double the output of 2006.

The Topia Mining District is one of the oldest in Mexico, with the discovery of silver in the area dating back to 1538. Industrias Peñoles, now Mexico’s largest silver producer, consolidated the district and built the plant, operating the mine from 1952 to 1989. It was then sold to a private company who operated the mine on a small scale until 1999. During this period (1952-1999) recorded production exceeded 15 million ounces of silver, 18,500 ounces of gold, 48,000 tonnes of lead and 44,500 tonnes of zinc. Total historical production for the district has been estimated at up to 30 million ounces of silver.

Page - 3 –

While Peñoles operated the mine, they kept only 5 years of mineable reserves ahead of them at all times, with mined ore being replaced by new reserves each year. This is common in the industry for vein deposits and Great Panther expects to follow a similar practice for the mine plan, although continued exploration drilling is intended to expand the resource beyond that point. As such, the new NI43-101 resource at the Topia Mine is a significant step for the Company as it begins to quantify the potential of the property and to better define mineralized zones that may be brought into the reserve category with the application of economic factors.

Great Panther’s Topia Mine Property now comprises 6,155 hectares in the heart of the district. The mineralization at Topia is typical for epithermal fissure vein deposits. Massive galena-sphalerite-tetrahedrite with quartz, barite, and calcite, make up the veins, which range in thickness from a few centimeters to two metres. They are very continuous along strike, with the main veins extending more than 4 kilometres. The veins strike N60°E and dip at an average of 70°SE and are hosted by andesites of the Lower Volcanic Series. Host rocks are usually competent, making for good ground conditions in the mine.

In 2007 Great Panther will continue with a concerted underground and surface drilling campaign focused on expanding the resource base by testing lateral as well as up and down dip extensions of the above noted veins as well as new exploration targets. An estimated program of 7,000 meters of surface drilling and 3,000 meters of underground drilling is proposed.

Robert F. Brown, P.Eng and Vice President of Exploration for the Company is the Qualified Person for the Topia Mine Project, under the meaning of NI43-101, and has reviewed these results. Aspects of the Topia Mine relating to mining and metallurgy are overseen by Ing. Francisco Ramos Sánchez, Vice-President of Operations for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR).

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: January 2, 2006